

June 9, 2011

Via E-Mail
Clay C. Williams
Executive Vice President and
Chief Financial Officer
National Oilwell Varco, Inc.
7909 Park Circle Drive
Houston, Texas 77036-6565

>   **Re:**   **National Oilwell Varco, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 23, 2011**
>   **File No. 001-12317**

Dear Mr. Williams:

We have reviewed your letter dated May 23, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.   We note your response to prior comment one in your May 23, 2011 letter. Please describe the products or services that you have provided and those which you continue to provide, directly or indirectly, through subsidiaries or other arrangements, to Iran, Syria and Cuba. Describe in your response the sales you reference in your response to prior comment two in which your customer may have shipped or used goods in Cuba. Please clarify whether any of your contacts involved the governments of Iran, Syria or Sudan or entities controlled by these governments, including whether any such entities were co-parties on projects or to agreements.

2.   We note the information in your response to prior comment two in your May 23, 2011 letter regarding the percentage of direct sales to Iran, Syria, Sudan and Cuba from

January 1, 2008 to December 31, 2010. Please provide the approximate dollar amount of revenue from all sales, direct and indirect, to these countries during each of the referenced fiscal years. Please also provide the approximate dollar amount of revenue from sales to these countries during the subsequent interim period.

Financial Statements

Notes to Consolidated Financial Statements

Note 12 – Commitments and Contingencies, page 85

3.   We note your response to our prior comment six in your May 23, 2011 letter. As requested in our prior comment, please describe any matters for which you have recorded a contingent liability pursuant to FASB ASC 450-20-25. In addition, with regard to any contingencies for which there is a reasonable possibility of a loss, please disclose an estimate of the amount of the reasonably possible loss or range of loss for which you have not recognized a liability. In connection with your response, please provide us with your proposed disclosure.

You may contact Andri Boerman at (202) 551-3645 or me at (202) 551-3311 if you have questions regarding comments.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief